September 18, 2024

Carlos Sardinas
Chief Financial Officer
Laser Photonics Corp
1101 N. Keller Road, Suite G
Orlando , FL 32810

       Re: Laser Photonics Corp
           Form 10-K for the fiscal year ended December 31, 2023
           Response dated September 12, 2024
           File No. 001-41515
Dear Carlos Sardinas:

       We have reviewed your September 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4,
2024 letter.

Amendment 1 to Form 10-Q for the quarterly period ended June 30, 2024 Financial Information, page 3

1. Please revise and ensure that each column of the restated financial statements are labeled
       as    restated    on the face of each respective financial statement.
Note 3. Summary of Significant Accounting Policies & Use of Estimates, page 10

2. We note your response to prior comments 7 and 9 and the revised disclosure on page 10 that you had a change in policy where G&A expense is being treated as a form of compensation to the shareholder as opposed to a distribution to an affiliate company beginning in 2024. It does not appear that these transactions qualify as voluntary changes in accounting policies or principles in 2023 compared to 2024. Please tell us why you believe the salary, sales and marketing costs of Fonon Corporation paid by the Company should be recorded in G&A expenses referencing authoritative literature that supports
 September 18, 2024
Page 2

       your conclusion.
General

3.     We note your response to prior comment 5. Please refer to Question
101.01 and 215.01 of
       the Compliance and Disclosure Interpretations regarding Exchange Act Form 8-K, which indicates that all Item 4.02 events must be reported on Form 8-K regardless of the filing of a periodic report within four business days of a triggering event. As required, please file the Item 4.02 Form 8-K reporting the errors and restatements in your 2023 and 2024 annual and interim reporting periods. Refer to General Instruction B.1 and Item 4.02 of
       Form 8-K.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing